Exhibit 12

METALDYNE CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends

	(In thousands)
	Quarter Ended April 2, 2006		Year Ended January 1, 2006		Year Ended January 2, 2005		Year Ended December 28, 2003		Year Ended December 29, 2002		Year Ended December 31, 2001
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(23,028)		$(87,041)		$(61,112)		$(96,850)		$(103,121)		$(70,533)
(Deduct) add equity in undistributed (earnings) loss of less-than-fifty percent owned companies	(959)		11,011		(1,451)		20,712		1,410		8,930
Add interest on indebtedness, net	23,947		89,650		81,818		75,283		90,778		147,920
Add amortization of debt expense	1,012		3,206		3,880		2,480		4,770		11,620
Add preferred stock dividends and accretion	6,472		22,737		19,900		—		—		—
Estimated interest factor for rentals(d)	4,668		18,738		15,451		11,888		11,788		8,525
Earnings before income taxes and fixed charges	$12,112		$58,301		$58,486		$13,513		$5,625		$106,462
FIXED CHARGES:
Interest on indebtedness, net	$23,947		$89,650		$81,818		$75,283		$90,778		$147,920
Amortization of debt expense	1,012		3,206		3,880		2,480		4,770		11,620
Add preferred stock dividends and accretion	6,472		22,737		19,900		—		—		—
Estimated interest factor for rentals(d)	4,668		18,738		15,451		11,888		11,788		8,525
Total fixed charges	36,099		134,331		121,049		89,651		107,336		168,065
Preferred stock dividends(a)	—		—		—		10,320		13,090		6,430
Combined fixed charges and preferred stock dividends	$36,099		$134,331		$121,049		$99,971		$120,426		$174,495
Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)

(a)              Based on the Company’s effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b)             Results of operations for the nine months ended April 2, 2006 and for the years ended January 1, 2006, January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 are inadequate to cover fixed charges by $23,987, $76,030, $62,563, $76,138, $101,711 and $61,603, respectively.

(c)              Results of operations for the three months ended April 2, 2006 and for the years ended January 1, 2006, January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 are inadequate to cover fixed charges and preferred stock dividends by $23,987, $76,030, $62,563, $86,458, $114,801 and $68,033, respectively.

(d)             Deemed to represent one-third of rental expense on operating leases.